Exhibit 12.1

Apartment Investment and Management Company

Ratios of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before taxes and income or loss from equity investees	$63,514	$63,667	$47,113	$31,711	$(15,206)
Add:
Fixed charges	214,351	219,424	242,668	262,492	253,924
Amortization of capitalized interest	15,053	9,896	4,705	4,207	5,368
Distributed income of equity investees	1,180	856	738	699	1,427
Subtract:
Capitalized interest	(9,621)	(11,717)	(14,198)	(17,608)	(16,513)
Preferred OP Unit distributions	(7,239)	(6,943)	(6,409)	(6,423)	(6,496)
Total earnings (A)	$277,238	$275,183	$274,617	$275,078	$222,504
Fixed charges:
Interest expense	196,389	199,685	220,971	237,048	229,373
Estimate of interest within rental expense	1,102	1,079	1,090	1,413	1,542
Capitalized interest	9,621	11,717	14,198	17,608	16,513
Preferred OP Unit distributions	7,239	6,943	6,409	6,423	6,496
Total fixed charges (B)	$214,351	$219,424	$242,668	$262,492	$253,924
Preferred stock dividends	10,014	11,099	7,947	2,804	27,262
Redemption related preferred issuance costs	1,980	695	—	—	22,626
Total preferred stock dividends	11,994	11,794	7,947	2,804	49,888
Total fixed charges and preferred stock dividends (C)	$226,345	$231,218	$250,615	$265,296	$303,812
Ratio of earnings to fixed charges (A divided by B) (1)	1.29	1.25	1.13	1.05	(1)
Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	1.22	1.19	1.10	1.04	(2)

(1) During the period indicated, earnings were insufficient to cover fixed charges by:

Amount of deficiency:	n/a	n/a	n/a	n/a	$31,420

(2) During the period indicated, earnings were insufficient to cover fixed charges and preferred stock dividends by:

Amount of deficiency:	n/a	n/a	n/a	n/a	$81,308